Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tower Bancorp, Inc.

Commission File No.: 001-34277

The following is an internal announcement that was posted to the intranet of Susquehanna Bancshares, Inc. on July 19, 2011.

Tower Conversion and Closing Dates Announced

The Tower Bancorp acquisition will close on Friday, February 17, 2012, and conversion will occur the weekend of February 17 – 20 (Presidents’ Day Weekend). We will continue to provide updates regarding the Tower merger as we move through the planning process.

Remember, you can view Tower Bancorp merger-related news articles, press releases, Q&A’s, and future customer communications in the Tower Merger Site. The site is located on the homepage of WebOne under Links For You – All Employees (right side). If you have a merger-related question, you may submit it in the Q&A section of the site.

We thank you for your work on both the Tower and Abington acquisition. Your efforts will help us deliver even better products and services, and provide more convenient locations for our customers!